SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

OMB:3235-0116

Exp:31Aug05

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the months of: FEBRUARY & MARCH, 2006	SEC File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

“Press Release”, dated February 9, 2006 about the results of the FY2005 Annual General Meeting.

2.

“Quarterly Report – For Fiscal Quarter Ended January 31, 2006: End Quarter-2 of Fiscal Year-2006” dated March 30, 2006.  Includes un-audited quarterly interim financial statements for the second quarter of the Company’s fiscal year ending July 31, 2006. Also includes management discussion and analysis of registrant’s affairs, material events disclosure, summary of press releases, and descriptions of commitments and contingencies during the period. The report is presented in format required by the Canadian British Columbia Securities Commission in the registrant’s home jurisdiction.

3.

“Form 52-109FT Certification of Interim Filings - CEO” – dated March 30, 2006 to accompany the Company’s un-audited quarterly interim financial statements for the second quarter ended January 31, 2006 of the Company’s fiscal year ending July 31, 2006.

4.

“Form 52-109FT Certification of Interim Filings - CFO” – dated March 30, 2006 to accompany the Company’s un-audited quarterly interim financial statements for the second quarter ended January 31, 2006 of the Company’s fiscal year ending July 31, 2006.

5.

“Press Release”, dated March 31, 2006 about the quarterly results for period ended January 31, 2006.

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

iii - Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .  If "Yes" is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION	Date: 31 March 2006

"James D. Eger"

By:

_____________________________

James D. Eger, Director & Secretary

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Reports Results of FY2005 Annual General Meeting

DALLAS – February 9, 2006 – Continental Energy Corporation (OTCBB: CPPXF) today announced the results of its Fiscal Year 2005 Annual General Meeting (AGM), held on January 25, 2006 in Vancouver, B.C., Canada.

All matters voted upon were passed in accordance with the Company’s recommendations, namely:

-

Election of Directors. Mr. R. L. McAdoo, Mr. James D. Eger, Mr. Paul L. Hayes, Jr., and Mr. David T.W. Yu were elected to serve as directors for the ensuing year.

-

Appointment of Auditor. Staley Okada and Partners, Chartered Accountants, Vancouver, B.C., were appointed as auditors for the ensuing year.

-

Stock Option Plan. A Stock Option Plan, details of which were published in the Information Memorandum for the AGM, was adopted.

-

Change of Fiscal Year End. The Company’s Fiscal Year End was changed to June 30, beginning with FY2006, which will end on June 30, 2006.

-

Adopt New Corporate Articles of Incorporation. New Articles, in accordance with the revised 2004 British Columbia Business Corporations Act and details of which were published in the Information Memorandum for the AGM, were adopted.

-

Approve Stock Options. Issuances of new Stock Options and Amendments to existing Stock Options made during the year were approved.

-

Ratify Other Acts. All other proceedings, resolutions, acts, deeds and things done, on behalf of the Company, by the Directors and Officers of the Company during the preceding year were confirmed, ratified and approved, and the Directors and Officers were authorized to continue to act on behalf of the Company.

About Continental Energy Corporation: Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com or contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas 75240.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 January 2006

U.S. Funds

(Unaudited - Prepared by Management)

These financial statements have not been reviewed by the Company’s auditor.

Continental Energy Corporation		Statement 1
(An Exploration Stage Company)
Interim Consolidated Balance Sheet
U.S. Funds
Unaudited - Prepared by Management
	31 January	31 July
ASSETS	2006	2005
Current
Cash	$3,314,529	$98,898
Goods and service tax recoverable	676	630
Accounts Receivable	-	1,000
Due from related party (Note 6)	138,178	138,178
Prepaid expenses and deposits	48,869	21,228
	3,502,252	259,934

Resource Property Costs - Schedule	1	2
Equipment, net of accumulated amortization	74,621	37,165
	$3,576,874	$297,101

LIABILITIES
Current
Accounts payable and accrued liabilities	$557,817	$236,613
Due to related parties	30,000	-
Promissory notes payable	50,000	50,000

Capital lease obligation	-	12,387
	637,817	299,000
Contingent and Conditional Liabilities (Note 9)

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share Capital - Statement 2 (Note 5)	23,394,384	23,310,162
Contributed Surplus - Statement 2	2,255,089	2,206,382
Deficit - Statement 2	(22,710,416)	(25,518,443)
	2,939,057	(1,899)
	$3,576,874	$297,101
ON BEHALF OF THE BOARD:
"Richard L. McAdoo"
, Director
"James D. Eger"
, Director

- See Accompanying Notes -

Continental Energy Corporation					Statement 2
(An Exploration Stage Company)
Interim Consolidated Statement of Changes
In Shareholders’ Equity (Deficiency)
U.S. Funds
Unaudited - Prepared by Management

	Common Shares		Contributed
	Shares	Amount	Surplus	Deficit	Total
Balance - 31 July 2004	49,375,412	$22,087,268	$1,620,005	$(27,860,963)	$(4,153,690)
Issuance of shares for:
Private placements	3,616,667	545,000	-	-	545,000
Exercise of warrants	300,000	67,500	-	-	67,500
Exercise of options	2,155,490	545,839	(217,104)	-	328,735
Finder's fee - Financing	166,667	-	-	-	-
Shares for debt	813,700	122,055	-	-	122,055
Shares issuance costs	-	(57,500)	-	-	(57,500)
Stock-based compensation	-	-	803,481	-	803,481
Income for the year	-	-	-	2,342,520	2,342,520
Balance - 31 July 2005	56,427,936	23,310,162	2,206,382	(25,518,443)	(1,899)
Issuance of shares for:
Exercise of warrants	200,000	30,000	-	-	30,000
Exercise of options	200,000	54,222	(24,222)	-	30,000
Stock-based compensation	-	-	72,929	-	72,929
Income for the period - Statement 3	-	-	-	2,808,027	2,808,027
Balance - 31 January 2006	56,827,936	$23,394,384	$2,255,089	$(22,710,416)	$2,939,057

- See Accompanying Notes -

Continental Energy Corporation				Statement 3
(An Exploration Stage Company)
Interim Consolidated Statement of Operations
U.S. Funds
Unaudited - Prepared by Management
	For the Three Months Ended		For the Six Months Ended
	31 January		31 January
	2006	2005	2006	2005
Expenses
Amortization	$17,305	$26,842	$28,294	$38,998
Consulting	1,770	5,051	6,303	8,319
Filing fees	7,111	3,727	7,634	3,903
Financing costs, interest on loans and foreign
exchange gain and loss	5,169	16,897	11,061	40,162
Interest and bank charges	1,841	3,496	2,472	7,604
Management fees	131,080	63,613	201,401	146,610
Office expenses	30,377	35,251	40,339	71,641
Professional fees, legal, audit, and translation	11,704	8,417	23,605	26,712
Rent, office maintenance and utilities	2,809	11,518	13,871	19,662
Shareholder communication and transfer agent	2,149	6,295	3,264	10,423
Telephone	6,565	5,020	11,587	12,813
Travel	40,692	9,749	52,731	23,135

Loss Before the Undernoted	(258,572)	(195,876)	(402,562)	(409,982)

Other Income (Expenses)
Gain on payables written off or forgiven	41,995	-	48,850	-
Gain on disposal of Yapen (Note 4av)	(93,166)	-	3,506,833	-
Interest income	30,230	-	30,230	-
Settlement of court judgment (Note 9c)	(329,045)	-	(329,045)	-
Stock-based compensation	(72,929)	-	(72,929)	(4,355)
Terminated farm out proceeds	100,000	-	100,000	-
Write-down of resource property costs	(61,621)	(20,789)	(73,350)	(36,456)

Income (Loss) for the Period	$(643,108)	$(216,665)	$2,808,027	$(450,793)

Income (Loss) per Share - Basic	$(0.01)	$(0.01)	$0.05	$(0.01)
Income (Loss) per Share - Diluted	$(0.01)	$(0.01)	$0.04	$(0.01)

Weighted Average Number of Shares Outstanding	56,567,066	49,485,556	56,497,501	49,430,484

- See Accompanying Notes -

Continental Energy Corporation				Statement 4
(An Exploration Stage Company)
Interim Consolidated Statement of Cash Flows
U.S. Funds
Unaudited - Prepared by Management
	For the Three Months Ended		For the Six Months Ended
	31 January		31 January
Cash Resources Provided By (Used In)	2006	2005	2006	2005
Operating Activities
Income (loss) for the period	$(643,108)	$(216,665)	$2,808,027	$(450,793)
Item not affecting cash
Amortization	17,305	26,842	28,294	38,998
Gain on disposal of Yapen	93,166	-	(3,506,833)
Gain on accounts payable written off	(41,995)	-	(48,850)
Stock-based compensation	72,929	-	72,929	4,355
Write-down of resource property costs	61,621	20,789	73,350	36,456
Revaluation of contingent and
conditional liabilities	-	13,482	-	39,919
Changes in current assets and liabilities
Goods and service tax recoverable	(14)	9,095	(46)	7,341
Accounts receivable	-	-	1,000	-
Prepaid expenses and deposits	(39,464)	8,538	(27,641)	19,564
Accounts payable and accrued
liabilities	321,754	(5,178)	370,054	13,195
Due to related parties	30,000	73,176	30,000	123,216

	(127,806)	(69,921)	(199,716)	(167,749)
Investing Activities
Prepaid resource property costs	-	2,000	-	5,000
Resource property costs	(126,421)	(60,789)	(168,150)	(141,456)
Property costs reimbursed by joint
venturers	64,800	40,000	94,800	105,000
Proceeds from disposition of Yapen, net	(93,166)		3,506,834
Purchase of equipment, net of recovery	(65,750)	(287)	(65,750)	3,577

	(220,537)	(19,076)	3,367,734	(27,879)
Financing Activities
Prepaid share issuance costs	-	3,000	-	7,500
Capital lease obligation	(6,999)	(4,656)	(12,387)	(9,861)

Share capital issued for cash, net	60,000	79,500	60,000	75,000

	53,001	77,844	47,613	72,639

Net Increase (Decrease) Cash	(295,342)	(11,153)	3,215,631	(122,989)

Cash position - Beginning of period	3,609,871	14,477	98,898	126,313

Cash Position - End of period	$3,314,529	$3,324	$3,314,529	$3,324

Supplemental Schedule of Non-Cash Transactions
Stock-based compensation	$72,929	$-	$72,929	$4,355

- See Accompanying Notes -

	Schedule
Continental Energy Corporation
(An Exploration Stage Company)
Interim Consolidated Schedule of Resource Property Costs
U.S. Funds
Unaudited - Prepared by Management
	For the Six Months Ended 31January
	2006	2005
Indonesia
Bengara
Geological and geophysical interpretation and evaluation	$54,150	$142,521
Consulting and wages	114,000	-

Costs for the period	168,150	142,521
Impairment	(73,350)	(37,521)
Joint venture reimbursement of costs	(94,800)	(105,000)
Net property costs for the period	-	-

Yapen
Write-off of costs	(1)	-
Net property costs for the period	(1)	-

GATB
Geological and geophysical interpretation and
evaluation (recovery)	-	(1,065)
Costs for the period (recovery)	-	(1,065)
Recovery (Impairment)	-	1,065
Net property costs for the period	-	-

Total Cost for the Period	168,150	141,456

Total costs reimbursed by joint venturers
for the period	(94,800)	(105,000)
Total write-off of costs on abandonment or
impairment for the period	(73,351)	(36,456)
Balance - Beginning of period	2	3
Balance - End of Period	$1	$3

- See Accompanying Notes -

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 January 2006
U.S. Funds
Unaudited - Prepared by Management

1.

Nature of Operations

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects.  Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation.  Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

On 25 January 2006 the Company’s shareholders approved that the Company's fiscal year-end be changed from July 31 to June 30.  This will be effective for the 2006 fiscal year ending 30 June 2006.

On 28 November 2005 the Company’s board proposed that the Company petition a BC court to reduce the deficit attributable to such prior years as the court may allow.  The proposal was approved by vote of the shareholders at the Annual General Meeting on 25 January 2006.

On 28 November 2005 the Company’s board proposed that the Company prepare a replacement bylaws and articles of incorporation conforming to the recently amended BC Corporations Act.  The proposal was approved by vote of the shareholders at the Annual General Meeting on 25 January 2006.

On 18 November 2005 the Company incorporated a new partially owned subsidiary domiciled in Delaware named CG Xploration Inc. The Company owns 50% of CG Xploration Inc. and the Company’s partner in Indonesia, GeoPetro Resources Company of San Francisco owns 50%. CG Xploration Inc. was formed for the purposes of conducting new venture exploration activities on behalf of a 50/50 Company and GeoPetro joint venture area of mutual interest surrounding the Bengara-II PSC in Indonesia.

2.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as noted below.  These interim financial statements should be read in conjunction with the audited financial statements of the Company as at 31 July 2005.

Consolidation

These interim consolidated financial statements include the accounts of the Company and its four subsidiaries as follows:

•

Continental-GeoPetro (Bengara-II) Ltd. (“Bengara”) (Note 4a) – 60% owned

•

Continental-GeoPetro (Yapen) Ltd. (“Yapen”) (Note 4a) – 60% owned until 26 October 2005 at which time 100% of the Company’s interest was sold

•

GAT Bangkudulis Petroleum Company Ltd. (“GATB”) (Note 4b) - 70% owned until 31 July 2005 at which time 100% of the Company’s interest was sold

•

CG Xploration Inc. (“CG Xploration”) – 50% owned

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 January 2006
U.S. Funds
Unaudited - Prepared by Management

3.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, amounts due from related parties, goods and service tax recoverable, accounts receivable, accounts payable, promissory notes payable and capital lease obligation.  The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation.  Except as noted below, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

The Company is exposed to currency risk in that some of its subsidiary operations are transacted in Indonesian Rupiah.  The US dollar value of the assets and liabilities of the subsidiary denominated in Rupiah will fluctuate due to changes in foreign exchange.

4.

Resource Property Costs

a)

Bengara and Yapen

By separate share purchase and transfer agreements (“SPTA”) with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Bengara and Yapen, two British Virgin Island companies with oil and gas exploration activities in Indonesia.  The Company accounted for the acquisition of the subsidiaries using the purchase method of accounting for a business combination. Included in the Company’s statement of loss are the results of operations of both subsidiaries from the date of acquisition and forward for Bengara and up to 26 October 2005 for Yapen (Note 4av).

Bengara

Bengara was incorporated in the British Virgin Islands on 9 September 1997 and on 4 December 1997 entered into a production-sharing contract (“PSC”) with Badan Pelaksanaan Minyak dan Gas Bumi (“BPMIGAS”), the Oil & Gas Governing Authority (formerly, PT Pertamina (Pesero) (“Pertamina”), the Indonesian government’s state owned oil and gas enterprise).  The Bengara-II PSC grants Bengara the exclusive authority, for a term of 30 years, to conduct petroleum exploration, development and production operations in an area of approximately 3,650 square kilometers known as the Bengara II Block area, East Kalimantan.

Pursuant to the Bengara-II PSC as currently amended, Bengara undertook a cumulative expenditure commitment through the initial ten year PSC exploration period ending 4 December 2007 which totals $25,000,000, of which approximately $5,200,000 has been spent.

The Company’s activities within the Bengara-II PSC contract area are currently in the exploration stage and no crude oil or natural gas revenues are being produced within the contract area. The Company considers the Bengara-II PSC contract area to be a highly promising oil, gas and condensate exploration area but does not assign any oil or gas reserves to the Bengara-II PSC. Bengara owns an undivided 100% controlling interest in the Bengara-II PSC.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 January 2006
U.S. Funds
Unaudited - Prepared by Management

4.

Resource Property Costs – Continued

a)

Bengara and Yapen – Continued

Bengara – Continued

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Bengara to which Bengara is entitled under the PSC upon commencement of oil or gas production is uncertain, consequently the Company wrote down the book value of the Bengara-II PSC property to $1.  The Company continues to evaluate expenditures for impairment as incurred and writes off impaired costs in the period when incurred.

Yapen

Yapen was incorporated in the British Virgin Islands on 8 January 1998 for the purpose of holding the Yapen PSC with BPMIGAS (formerly Pertamina), which was signed on 27 September 1999.  Prior to its farm-out agreement with Medco (Note 4aii), Yapen owned a 100% controlling interest in the PSC. However, as a result of the Medco farm-out agreement and Medco's subsequent farm out to Maraja (Note 4aiv), Yapen retained only a 10% interest in the Yapen PSC.  On 15 August 2005, Yapen reacquired a 75% interest (Note 4aiv).  During the period, the Company sold its interest in the Yapen subsidiary (Note 4av).

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Yapen to which Yapen is entitled under the PSC upon commencement of oil or gas production is uncertain, consequently the Company wrote down the book value of the Yapen PSC property to $1.

Since entering into the Bengara and Yapen PCSs, the Company or the Bengara and Yapen subsidiaries have entered into several farm-out agreements with various joint venture partners.  As part of the agreements, the joint venture partners are required to pay their share of incurred costs such that the interests in the properties be retained.  The balance paid to the Company has been shown as a reduction of the costs incurred and is called “joint venture reimbursement of costs” on the schedule of resource property costs.

Bengara and Yapen Farm-Outs

i)

GeoPetro Resources Company (“GeoPetro”) - Yapen and Bengara Farm-Outs

The Company and GeoPetro of San Francisco, California entered into a Farm-Out Agreement (“FOA”) dated 1 January 2000 pursuant to which the Company farmed out 40% of its 100% interest in each of the Yapen and Bengara subsidiaries and their respective underlying properties. Joint Operating Agreements ("JOA") also dated 1 January 2000 between GeoPetro and the Company provide for joint venture operations of the Yapen and Bengara subsidiaries. Under these JOA the Company is obliged to contribute its 60% share of Yapen and Bengara PSC work commitments and expenditures and is entitled to take a 60% share of all revenues realized by the subsidiaries from the Yapen and Bengara PSCs.

As at the end of fiscal year 31 July 2005 the GeoPetro FOA and JOA were in full force and effect, but as of the record date of these financial statements only the Bengara JOA and the provisions of the GeoPetro FOA pertaining to Bengara remain in full force and effect.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 January 2006
U.S. Funds
Unaudited - Prepared by Management

4.

Resource Property Costs – Continued

a)

Bengara and Yapen – Continued

Bengara and Yapen Farm-Outs – Continued

In a letter agreement dated 27 October 2005 the Company and GeoPetro agreed to terminate the provisions of the GeoPetro FOA pertaining to Yapen and to terminate in its entirety the Yapen JOA. These terminations coincided with the sale by the Company and by GeoPetro of all of their respective shares of Yapen to Nations (Note 4av).  As of 27 October 2005 the Company no longer has any interest in, entitlements to or obligations in respect of the Yapen PSC.

ii)

Medco International Ventures Ltd. (“Medco”) - Yapen Farm-Out

On 5 November 2002, the Company’s subsidiary, Yapen, completed an agreement to farm out 90% of it’s PSC to Medco.  As a result of this Medco farm-out agreement, Yapen assigned 90% of the Yapen PSC to Medco and Yapen retained a 10% interest in the Yapen PSC.  Medco subsequently farmed out a 75% share of its Yapen PSC to Maraja (Note 4aiv) but Yapen's 10% interest was unaffected.

iii)

China Wisdom International (HK) Ltd. (“China Wisdom”) - Bengara Farm-Out

During the 31 July 2003 fiscal year, the Company and its farm out partner, GeoPetro, entered into an agreement with an unrelated partner, China Wisdom, to dispose of 40% of the Bengara subsidiary.

The agreement was terminated during the 2004 fiscal year due to China Wisdom’s default and failure to fulfill its drilling obligations under the FOA.

During the current period, Geopetro reimbursed the Company in the amount of $100,000 for prior costs incurred by the Company in respect of the China Wisdom farm-out.  This has been recorded as terminated farm out proceeds in these financial statements.

iv)

Maraja Yapen Energy Ltd. (“Maraja”) - Yapen Farm-Out from Medco

Pursuant to a farm-out agreement with Maraja dated 28 June 2005, Medco farmed out a 75% share of its Yapen PSC interest to Maraja and Yapen's 10% interest in the Yapen PSC was unaffected. Maraja failed to perform its obligations to Medco under the said farm out agreement resulting in Maraja's breach of contract and consequently in accordance with the provisions of the farm-out agreement Maraja's 75% interest in the Yapen PSC was reassigned to Yapen in a deed of assignment dated 15 August 2005. The Company realized no proceeds from the reassignment.

v)

Nations Energy Company Ltd. (“Nations”) Yapen Sale

Pursuant to a share sale and purchase agreement dated 26 October 2005, the Company and GeoPetro sold 100% of their respective shares of Yapen to Nations, an unrelated buyer, for $6,000,000 cash. The Company was paid and received its 60% share of the Yapen sale proceeds of $3,600,000 at closing.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 January 2006
U.S. Funds
Unaudited - Prepared by Management

4.

Resource Property Costs – Continued

a)

Bengara and Yapen – Continued

Bengara and Yapen Farm-Outs – Continued

The net effect of this transaction was a gain of $3,506,833, calculated as follows based on the net book values recorded in Yapen as at 26 October 2005:

Assets	$1
Liabilities	-
Net book value of Yapen	1
Proceeds on disposition, net of bonuses and legal costs	3,506,834
Gain on disposition of Yapen	$3,506,833

In recognition of exceptional service to the Company and its shareholders in their respective capacity and influence in concluding the Yapen sale to Nations Energy the Company authorized on 1 December 2005 payment of cash bonuses totaling $90,000 to two executive officers.

5.

Share Capital

a)

Authorized Share Capital

The Company’s authorized share capital consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value.  As at 31 July 2005, there are nil preferred shares issued or outstanding.

b)

Stock Options

New Stock Option Plan

On 28 November 2005 the board of directors, upon the recommendation of the executive compensation committee, approved a stock option plan to be implemented upon its ratification by the shareholders.  The proposal was approved by vote of the shareholders at the Annual General Meeting on 25 January 2006.  The text of the new stock option plan is as follows:

At the recommendation of the Executive Compensation Committee the Board of Directors of Continental Energy Corporation have adopted the policy for issuing common share incentive stock options (the "Stock Options") described in this plan (the "Stock Option Plan").

i)

Stock Options granted by the Company shall be limited to options to purchase shares of the Company's common stock and shall not extend to or include options to purchase any of the Company's authorized preferred shares.

ii)

All Stock Options granted by the Company shall be granted, issued, administered and exercised in accordance with any and all applicable laws and securities regulations in whatever jurisdiction applicable.

iii)

Stock Options are granted for the purposes of providing incentives to directors, officers, employees, and consultants whose good performance in their respective duties is desirable to the Company and its shareholders.

iv)

Stock Options may only be granted, amended or revoked by the Board of Directors in ordinary resolution of its members.

v)

Stock Options are granted subject to later ratification and approval by the shareholders at any appropriate annual or special general meetings of the Company.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 January 2006
U.S. Funds
Unaudited - Prepared by Management

5.

Share Capital – Continued

b)

Stock Options – Continued

New Stock Option Plan – Continued

vi)

Each Stock Option granted shall be detailed in a written "Stock Option Agreement" to be concluded by the recipient and signed by an authorized officer of the Company after a resolution by the Board of Directors granting the option. A form of Stock Option Agreement" suggested as a standard format for recording Stock Options is attached to this recommendation entitled "Schedule-B: Standard Form of Stock Option Agreement".

vii)

Directors, officers, and employees of the Company are eligible to be granted Stock Options by the Company.

viii)

Persons who are related parties to the Company, including any family members of directors, officers, employees, and consultants to the Company; and who are not otherwise directly employed by or directly contractually engaged by the Company are expressly prohibited from being granted Stock Options by the Company.

ix)

Consultants to the Company are eligible to be granted Stock Options by the Company provided they have a written contractual agreement with the Company; and further provided that any such written agreements which provide for activities concerning investor relations, public relations, publicity, promotion, financial advice, finance finders, and deal finders shall constitute the applicable Stock Option holder to be a deemed "Investor Relations Advisor".

x)

The aggregate number of common shares which may be reserved against exercise of unexercised and outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time.

xi)

The maximum number of unexercised Options which any one individual may hold at one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

xii)

The maximum number of new Options granted to any one individual who is not a deemed Investor Relations Advisor during any consecutive 12-month period shall not exceed 3% of the total number of the Company's issued and outstanding common shares.

xiii)

The maximum number of new Options granted to any one individual who is a deemed Investor Relations Advisor during any consecutive 12-month period shall not exceed 2% of the total number of the Company's issued and outstanding common shares.

xiv)

The Company's Secretary shall maintain registers and records of all Stock Options activity in the permanent record books of the Company and shall promptly upon each new grant file an exempt distribution report with the BC Securities Commission together with any other applicable related filings with any securities regulatory agency.

xv)

Upon grant the Company Secretary shall file a reservation order with the Company's registrar and transfer agent reserving the number of common shares under Stock Option against possible exercise against the total number of authorized but unissued and unreserved common shares of the Company.

New Stock Option Grants

On 18 November 2005 a total of 50,000 new stock options having an exercise price of $0.15 and expiring 21 November 2007 were granted to a consultant.  The Company estimated the fair value of these options to be $4,854 on the grant date which has been recorded in the Company accounts.

Stock Option Amendments

On 1 December 2005 the Company extended the term of 2,000,000 outstanding stock options originally set to expire on 30 April 2007 until 30 April 2009. No change was made to the exercise price of the options and of $0.15.

On 16 December 2005 the Company extended the term of 250,000 outstanding stock options originally set to expire on 30 December 2005 until 30 December 2006.  Of the options extended no change was made to the exercise price of the options and of the total, 150,000 options have an exercise price of $0.17 and 100,000 options have an exercise price of $0.15.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 January 2006
U.S. Funds
Unaudited - Prepared by Management

5.

Share Capital – Continued

b)

Stock Options – Continued

Stock Option Amendments – Continued

The Company estimated the combined fair value of these amended options to be $68,075 which has been recorded in the Company accounts.

Total outstanding and exercisable

During the year there were 200,000 Stock Options exercised, generating proceeds to the Company of $30,000.

Details of outstanding share purchase options are as follows:

Options	Number of shares	Price per Share	Expiry date
	2,312,426	$0.15	30 July 2006
	750,000	$0.20	30 July 2006
	100,000	$0.15	30 December 2006
	150,000	$0.17	30 December 2006
	3,020,000	$0.15	30 April 2007
	50,000	$0.15	21 November 2007
	2,000,000	$0.15	30 April 2009
Total outstanding and exercisable	8,382,426

c)

Warrants

Details of outstanding share purchase warrants are as follows:

Warrants	Number of Shares	Price per Share	Exercise/Expiry Date
	1,327,000	$0.60	10 June 2006
	450,000	$0.60	14 July 2006
	820,000	$0.15	19 July 2006
	133,333	$0.50	6 December 2006
	2,365,000	$0.15	30 December 2006
	100,000	$0.50	16 February 2007
	1,400,001	$0.50	6 April 2007
	2,100,000	$0.50	27 April 2007
	8,695,334

6.

Related Party Transactions

All related party transactions have been disclosed elsewhere in these interim consolidated financial statements, except as follows:

a)

During the period, management, director, or officer fees in the amount of $135,000 (2005 - $180,000) were paid or accrued to directors of the Company or a director of one of the Company’s subsidiaries.  Of that amount, $56,250 (2005 - $71,500) has been recorded in resource property costs.  In addition, the Company paid or accrued bonuses totalling $90,000 to two directors during the quarter as a result of the Yapen sale (Note 4av).

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 January 2006
U.S. Funds
Unaudited - Prepared by Management

6.

Related Party Transactions – Continued

a)

During the period, the Company paid or accrued a bonus of $30,000 to a director in recognition of valuable service to the Company’s Bengara subsidiary.  This amount has been recorded in resource property costs.

b)

As at 31 January 2006, $138,178 (31 July 2005 - $138,178) was owed by a company controlled by the estate for a deceased director.  The balance is unsecured, however repayment is expected within the 2006 fiscal year.

c)

As at 31 January 2006, $30,000 is payable to a director of the Company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.

Income Taxes

As at 31 July 2005, the Company has approximately CDN $3,432,000 of losses for income tax purposes which may be used to offset future taxable income.  These losses expire as follows:

Year of Origin	Expiry Year	CDN$ Amount
1999	2006	$683,000
2000	2007	860,000
2001	2008	400,000
2002	2009	404,000
2003	2010	350,000
2004	2014	443,000
2005	2015	292,000
		$3,432,000

The Company has certain resource related expenses of approximately CDN $1,938,000 which may be carried forward indefinitely and used to reduce future taxable income.  In addition, the Company’s subsidiaries have incurred certain expenditures in Indonesia that may be used to reduce taxes should production be achieved.  The benefits, if any, of these income tax losses and resource pools carried forward have not been reflected in the accounts.

8.

Segmented Information

	North America	Indonesia	Consolidated
31 January 2006
Segmented revenue	$-	$-	$-
Segmented operating (income) loss	$(3,099,007)	$290,980	$(2,808,027)
Identifiable assets	$3,535,854	$41,020	$3,576,874
31 July 2005
Segmented revenue	$-	$-	$-
Segmented operating (income) loss	$(2,792,112)	$449,592	$(2,342,520)
Identifiable assets	$240,240	$56,861	$297,101

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 January 2006
U.S. Funds
Unaudited - Prepared by Management

9.

Commitments and Contractual Obligations

a)

By agreement dated 26 April 2005, the Company entered into a consulting agreement with an officer of the Company for management services at $10,000 per month for a period of 20 months expiring 31 December 2006.

b)

On 30 November 2005 the board of directors approved a key man term life insurance policy to be taken out on the life of the Company’s president in the amount of $1,000,000 with 50% of the benefit payable to the Company and 50% payable to a personally designated beneficiary.

c)

During the 2002 fiscal year, the Company entered into a financing arrangement and related agreements with a private "Investor" providing "Equity Line of Credit" to the Company in the amount of up to $20,000,000 over the next three years.  The Company issued 1,000,000 of its common shares to the principals of the Investor soon after signing the financing arrangement in full expectation of performance of promises made by the Investor under the agreements.  A dispute between the Company and the Investor arose over a claim by the Investor for payment of a second tranche of Company common shares which the original agreements contemplated, which agreements were contingent upon certain performance by the Investor. The Company did not believe that the issue of any more shares to the Investor was appropriate given the fact that all parties agree original Equity Line of Credit agreements provide for a financing arrangement that was no longer available.  Consequently, on 13 January 2004, the Company filed a civil complaint in United States District Court for the Southern District of New York against the Investor seeking an order (i) declaring that the Equity Line of Credit Agreement is void and unenforceable, and that accordingly the Company was not required to deliver any additional shares of its common stock to the Investor, (ii) for the return of shares of its common stock the Company has already delivered to the Investor, and (iii) for damages caused by the Investor’s failure to return such shares to the Company and to perform certain services for the Company.  The Investor has filed a counter claim suit against the Company for the payment of the second tranche of shares, worth the equivalent of $250,000.  On 19 January 2006 the Company was notified that its motion for summary judgment in the case was denied and the Investor’s motion was upheld. The Company was ordered to pay the Investor $250,000 plus $79,045.36 in accumulated interest.  These amounts have been accrued in these financial statements.

d)

As of the date of these financial statements the Company is committed to fund its 60% share of the Bengara-II PSC work commitment undertaken by the Bengara subsidiary. The accumulated work commitment totals $25,000,000 or the drilling of 4 exploration wells before 4 December 2007. To date Bengara has met a total of approximately $5,200,000 of this commitment.

MANAGEMENT’S DISCUSSION & ANALYSIS

FORM 51-102F1

CONTINENTAL ENERGY CORPORATION

For the Second Quarter Ended January 31, 2006

NATURE OF BUSINESS

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects.  Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental has acquired rights to an Indonesian production sharing contract area covering 3,649 square kilometers (900,000 acres), the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada.  Our fiscal year end is July 31st.  All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of March 30, 2006.

FORWARD-LOOKING INFORMATION

This interim management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental.  When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements.  This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company’s oil and gas properties.  Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

HIGHLIGHTS OF THE QUARTER

The “Past Quarter” ended January 31, 2006 marks the end of the second quarter and six months of the Company’s annual fiscal year ending July 31, 2006. Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

New Option Grants & Amendments

On November 18, 2005 a total of 50,000 new stock options having an exercise price of $0.15 and expiring November 21, 2007 were granted to a consultant.

Amendments to Existing Options & Warrants

During the Past Quarter a total of 2,000,000 options having an exercise price of $0.15 were extended from an expiry date of April 30, 2007 until April 30, 2009 at no change in exercise price. Also 100,000, 100,000 and 50,000 options having exercise prices of $0.15, $0.17 and $0.17 respectively and scheduled to expire December 30, 2005 were extended until December 30, 2006.

Warrants & Options Exercises, Expiries & Terminations

A total of 200,000 warrants and 200,000 options were exercised during the Past Quarter for a total of $60,000 to the Company. A total of 400,000 options expired on 30 December 2005. No options were terminated during the Past Quarter.

Bonuses Authorized

In recognition of exceptional service to the Company and its shareholders in their respective capacity and influence in concluding the Yapen sale to Nations Energy the Company authorized on December 1, 2005 payment of cash bonuses totaling $90,000 to two executive officers.

Shares Issues

A total of 400,000 new common shares were issued during Past Quarter in conjunction with warrants and options exercises. No new share purchase warrants were issued during the Past Quarter.

Litigation Ended

On January 19, 2006 the Company was notified that its motion for summary judgment in the case against Cornell/Yorkville was denied and Cornell/Yorkville’s motion was upheld. The Company was ordered to pay Cornell/Yorkville $250,000 plus $79,045.36 in accumulated interest. The Company paid this amount on February 6, 2006 and the case is closed. See section below entitled “Claims, Contingencies & Litigation” for further discussion.

Bengara-II PSC Annual Work Program and Budget for 2006

The Company’s Continental-GeoPetro (Bengara-II) Ltd. subsidiary submitted the Bengara-II JV's annual work program and budget to BPMigas on November 24, 2005 for calendar year 2006 for the Bengara-II PSC contract area onshore East Kalimantan, Indonesia. The planned work program for 2006 consists of continuing geological evaluation, seismic interpretation and prospect generation as well as the drilling of at least 4 exploration wells. The Company expects to raise funds to complete the Bengara-II PSC work program and budget through a combination of private placements and farm outs. The budget as approved by Indonesian authorities on March 16, 2006 is presented in the following table:

Budget Category	US$ Budget	Calendar Year 2006 Work Program
Drilling & Workover:	16,528,000	Drill 4 Exploration Wells
Geological & Geophysical (G&G):	290,000	Evaluation, interpretation, prospect generation
Exploration Administration:	854,000	Field Operations, Drilling & G&G Activities
General & Administration (G&A):	1,020,000	Office, Admin, Logistics, Allocated Overheads
Total Budget	18,692,000

Registered Office Address Change

On November 28, 2005 the Registered and Records Offices of the Company was changed from 10th Floor – 595 Howe Street, Vancouver, B.C., V6C-2T5 to #105, 6395-198 Street, Langley, B.C., V2Y-2E3, Canada and a Notice of Change of Offices was filed online with the Registrar of Companies in Victoria advising them of such change.

Proposed Change of Fiscal Year End

On November 28, 2005 the Company’s board proposed that the Company's fiscal year end be changed from July 31 to June 30 and that appropriate approval of the shareholders be sought to ratify this change at the Company's January 2006 Annual General Meeting. The change was approved by vote of the shareholders at the AGM January 25, 2006.

Proposed Reduction of Deficit

On November 28, 2005 the Company’s board proposed that the Company petition a BC court to reduce the deficit attributable to such prior years as the court may allow  and that appropriate approval of the shareholders be sought to accomplish this action at the Company's January 2006 Annual General Meeting. The proposal was approved by vote of the shareholders at the AGM January 25, 2006.

Proposed New Bylaws

On November 28, 2005 the Company’s board proposed that the Company prepare a replacement bylaws and articles of incorporation more modern and conforming to the recently amended BC corporations act and present them for the approval and ratification of the shareholders as appropriate at the Company's January 2006 Annual General Meeting. The new bylaws were approved by vote of the shareholders at the AGM January 25, 2006.

New Stock Option Plan Recommended

On November 28, 2005 the board of directors, upon the recommendation of the executive compensation committee, approved a stock option plan to be implemented upon its ratification by the shareholders at the Company’s January 2006 annual general meeting. The new stock option plan was approved by vote of the shareholders at the AGM January 25, 2006. The text of the new stock option plan is as follows:

At the recommendation of the Executive Compensation Committee the Board of Directors of Continental Energy Corporation have adopted the policy for issuing common share incentive stock options (the "Stock Options") described in this plan (the "Stock Option Plan").

a)

Stock Options granted by the Company shall be limited to options to purchase shares of the Company's common stock and shall not extend to or include options to purchase any of the Company's authorized preferred shares.

b)

All Stock Options granted by the Company shall be granted, issued, administered and exercised in accordance with any and all applicable laws and securities regulations in whatever jurisdiction applicable.

c)

Stock Options are granted for the purposes of providing incentives to directors, officers, employees, and consultants whose good performance in their respective duties is desirable to the Company and its shareholders.

d)

Stock Options may only be granted, amended or revoked by the Board of Directors in ordinary resolution of its members.

e)

Stock Options are granted subject to later ratification and approval by the shareholders at any appropriate annual or special general meetings of the Company.

f)

Each Stock Option granted shall be detailed in a written "Stock Option Agreement" to be concluded by the recipient and signed by an authorized officer of the Company after a resolution by the Board of Directors granting the option. A form of Stock Option Agreement" suggested as a standard format for recording Stock Options is attached to this recommendation entitled "Schedule-B: Standard Form of Stock Option Agreement".

g)

Directors, officers, and employees of the Company are eligible to be granted Stock Options by the Company.

h)

Persons who are related parties to the Company, including any family members of directors, officers, employees, and consultants to the Company; and who are not otherwise directly employed by or directly contractually engaged by the Company are expressly prohibited from being granted Stock Options by the Company.

i)

Consultants to the Company are eligible to be granted Stock Options by the Company provided they have a written contractual agreement with the Company; and further provided that any such written agreements which provide for activities concerning investor relations, public relations, publicity, promotion, financial advice, finance finders, and deal finders shall constitute the applicable Stock Option holder to be a deemed "Investor Relations Advisor".

j)

The aggregate number of common shares which may be reserved against exercise of unexercised and outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time.

k)

The maximum number of unexercised Options which any one individual may hold at one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

l)

The maximum number of new Options granted to any one individual who is not a deemed Investor Relations Advisor during any consecutive 12-month period shall not exceed 3% of the total number of the Company's issued and outstanding common shares.

m)

The maximum number of new Options granted to any one individual who is a deemed Investor Relations Advisor during any consecutive 12-month period shall not exceed 2% of the total number of the Company's issued and outstanding common shares.

n)

The Company's Secretary shall maintain registers and records of all Stock Options activity in the permanent record books of the Company and shall promptly upon each new grant file an exempt distribution report with the BC Securities Commission together with any other applicable related filings with any securities regulatory agency.

o)

Upon grant the Company Secretary shall file a reservation order with the Company's registrar and transfer agent reserving the number of common shares under Stock Option against possible exercise against the total number of authorized but unissued and unreserved common shares of the Company.

New Subsidiary Formed

During the Past Quarter the Company incorporated a new partially owned subsidiary domiciled in Delaware named CG Xploration Inc. The Company owns 50% of CG Xploration Inc. and the Company’s partner in Indonesia, GeoPetro Resources Company of San Francisco owns 50%. CG Xploration Inc. was formed for the purposes of conducting new venture exploration activities on behalf of a 50/50 Company and GeoPetro joint venture area of mutual interest surrounding the Bengara-II PSC in Indonesia.

Oil & Gas Activities Report

During the Past Quarter the Company filed an annual report on its oil and gas activities under a Form-51-101F1 filing with, and as required by, Canadian securities regulators. The report may be downloaded from the SEDAR website.

SUBSEQUENT EVENTS

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter ended January 31, 2006 but prior to publication of this report are summarized below:

Report Writer

Subsequent to the Past Quarter the Company hired Alan Stone & Co LLC to prepare a research report on the Company for a fixed fee of $7,500 plus a second follow up report for $4,000.

Registered Office Address Change

On February 9, 2006 the Registered and Records Offices of the Company was changed from #105, 6395-198 Street, Langley, B.C., V2Y-2E3, Canada to #304, 20338 65th Street, Langley, B.C. V2Y 2X3, Canada and a Notice of Change of Offices was filed online with the Registrar of Companies in Victoria advising them of such change.

Warrants Expired

No warrants expired from the end of the Past Quarter until the date of this report.

Options Expired

No options expired from the end of the Past Quarter until the date of this report.

Shares Issues

No new shares and no new share purchase warrants were issued from the end of the Past Quarter and prior to the date of this report.

Shareholding

As of the date of this report the Company had 56,827,936 common shares issued and outstanding.

RESULTS OF OPERATIONS

Financial Results for the Second quarter Ended January 31, 2006

The Past Quarter ended January 31, 2006 marks the end of the second quarter and first six months of the Company’s annual fiscal year ending July 31, 2006.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

Period	Revenues	Loss from Continued Operations and Net Income (loss)	Basic Income (Loss) per Share from Continued Operations and Net Income (loss)	Fully Diluted Income per Share from Continued Operations and Net Income (loss)
2nd Quarter 2006	Nil	(643,108)	(0.01)	(0.01)
1st Quarter 2006	Nil	3,451,135	0.06	0.05
4th Quarter 2005	Nil	3,656,193	0.07	0.05
3rd Quarter 2005	Nil	(862,880)	(0.02)	(0.02)
2nd Quarter 2005	Nil	(216,665)	(0.01)	(0.01)
1st Quarter 2005	Nil	(234,128)	(0.00)	(0.00)
4th Quarter 2004	Nil	(227,680)	(0.00)	(0.00)
3rd Quarter 2004	Nil	(123,221)	(0.00)	(0.00)

Current Working Capital Situation

As at January 31, 2006, the Company's interim consolidated financial statements reflect a working capital position of $2,864,435. This represents an increase in the working capital of approximately $2,904,000 compared to the July 31, 2005 working capital deficit of $39,066. The increase was mainly due to the Company selling its Yapen subsidiary and receiving cash proceeds of $3,600,000.  The increase was offset by general and administrative requirements during the period.  The cash balance at January 31, 2006 was $3,314,529 compared to $98,898 as at July 31, 2005, an increase of $3,215,631.  During the current quarter, the Company’s cash balance decreased by $295,342.

The Company used $199,716 for operating activities during the six months ended January 31, 2006 compared with $167,749 in the six months ended January 31, 2005.  The current level of spending is consistent with the prior year spending for operations.  During the current quarter, the Company used $127,806 as compared with $69,921 in the same fiscal quarter in the prior year.

The cash resources provided by investing activities during the six months ended January 31, 2006 was $3,367,734 compared with using $27,879 in the six months ended January 31, 2005.  The Company’s property expenditures were reduced to a minimal level until such time as financing is obtained to continue further exploration and development of its Indonesian properties.  The current year amount includes the proceeds from the Yapen sale, net of closing costs in the amount of $3,506,834 as well as equipment purchases of $65,750.  During the current quarter, the Company used $220,537 as compared with $19,076 in the same fiscal quarter in the prior year.

The cash resources provided by financing activities during the six months ended January 31, 2006 was $47,613 compared with $72,639 in the six months ended January 31, 2005.  During the current period the company received proceeds of $60,000 for share issuances compared with $75,000 in the prior period.  During the current quarter, cash resources provided by financing activities were $53,001 as compared with $77,844 in the same fiscal quarter in the prior year.

Investments

During the six months ended January 31, 2006, the Company invested approximately $168,000 in its Indonesian oil & gas properties and recovered $94,800 from its farm out partner, GeoPetro.  Of the amount invested, $114,000 relates to cash bonuses paid to the team working in the Company’s Bengara subsidiary.  GeoPetro contributed their 40% share of the bonuses.  The Company also invested $65,750 in equipment purchases mainly relating to computer and computer software.

Finance

During the six months ended January 31, 2006 there were 200,000 Stock Options and 200,000 Warrants exercised, generating proceeds to the company of $60,000.

On January 31, 2006, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 8,382,426 shares at prices ranging from $0.15 to $0.20 and expiring at varying dates between July 30, 2006 and April 30, 2009.

On January 31, 2006, the Company had warrants outstanding to purchase an aggregate of 8,695,334 shares at prices ranging from $0.15 to $0.60 and expiring at varying dates between June 10, 2006 and April 27, 2007.

Expenses

Overall, the Company had income from operations during the six months ended January 31, 2006 of $2,808,027 compared to a loss of $450,793 in the six months ended January 31, 2005.  The largest difference was the fact that the Company sold its Yapen subsidiary for cash proceeds of $3,600,000 and recorded a gain of $3,506,833 on disposition.  There were no disposals in the six months ended January 31, 2005.

During the six months ended January 31, 2006, the Company recorded terminated farm out proceeds in the amount of $100,000.  This was a contribution by joint venture partner GeoPetro in relation to the costs of shares issued by the Company on the China Wisdom farm out in 2003.  There was no similar item in the prior period.  The Company negotiated a reduction of certain payables and recorded a gain of $41,995 on the forgiveness of debt.  The Company also elected to remove certain accounts payable in the amount of $6,855 off its books during the current fiscal period due to the fact that they were over 6 years old and the Company has received no correspondence from these vendors over this period.  These payables were on the books of the Company when the current management took over the Company and have been maintained for conservative purposes, but upon legal advice they are now being written off resulting in a gain of $6,855.  During the current period the Company generated $30,230 in interest income due to the large cash balance on hand.  There was no interest in the comparative period.

During the six months ended January 31, 2006, the Company was ordered to pay Cornell/Yorkville $250,000 plus $79,045.36 in accumulated interest.  The total of $329,045 was accrued in the financial statements and is recorded as settlement of court judgment.  The Company wrote down its resource properties to nominal values, which resulted in an expense in the amount of $73,350.  In the prior fiscal period, the property write-down was $36,456.  The Company recorded stock-based compensation expense of $72,929 for the six months ended January 31, 2006 compared to $4,355 in the six months ended January 31, 2005.  General and administrative expenses decreased by $7,420 from $409,983 to $402,562 for the six months ended January 31, 2005 and 2006 respectively.  The significant changes to general and administrative expenses are as follows.  Office expenses decreased by $31,302 from $71,641 to $40,339 for the six months ended January 31, 2005 and 2006 respectively. The decrease in office expenses is mostly due to the disposal of GATB and resulting reduced operating expenses.  Foreign exchange loss and interest expense decreased by $29,101 from $40,162 to $11,061.  This reduction is also due to selling GATB and removing the need to revalue large Rupiah denominated assets and liabilities previously held in GATB.  Management fees increased by $54,791 from $146,610 to $201,401.  The increase is due to an increase to a director’s management contract as well as utilizing additional management staff in the Company’s Indonesian operations.  Travel increased by $29,596 from $23,135 to $52,731.  The travel increase is due to the company’s efforts to promote its properties and business plan as well as the establishment of strategic relationships throughout the world.  All other expense groups appear consistent with the comparative period and most decreased slightly.

ADDITIONAL DISCLOSURE

Material Contracts & Commitments

During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the interim consolidated financial statements.

Related Party Transactions

During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein.

Expenditures made by the Company to related parties during the six months ended January 31, 2006 and balances receivable as at January 31, 2006 are as follows:

•

During the period, management, director, or officer fees in the amount of $135,000 (2005 - $180,000) were paid or accrued to directors of the Company or a director of one of the Company’s subsidiaries.  Of that amount, $56,250 (2005 - $71,500) has been recorded in resource property costs.  In addition, the Company paid or accrued bonuses totalling $90,000 to two directors during the quarter as a result of the Yapen sale.

•

During the period, the Company paid or accrued a bonus of $30,000 to a director in recognition of valuable service to the Company’s Bengara subsidiary.  This amount has been recorded in resource property costs.

•

As at 31 January 2006, $138,178 (31 July 2005 - $138,178) was owed by a company controlled by the estate for a deceased director.  The balance is unsecured, however repayment is expected within the 2006 fiscal year.

•

As at 31 January 2006, $30,000 is payable to a director of the Company.

Investor Relations, Publicity and Promotion

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies

The interim consolidated financial statements for the quarter and first six months ended January 31, 2006 followed the same accounting policies and methods of application in the most recent annual financial statements.

Approval

The Board of Directors of Continental has approved the disclosure contained in this interim MD&A.

Additional Information

Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation

Except for any contingencies elsewhere disclosed herein, or in the interim consolidated financial statements, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

Equity Credit Line Dispute  -  In a press release dated September 19, 2001 the Company announced that it had entered into a financing arrangement and related agreements with a private "Investor" providing a firm and binding "Equity Line of Credit" to the Company in the amount of up to $20,000,000 over the next three years. The Investor was Cornell Capital Partners, LP, ("Cornell") a New York-based investment fund managed by Yorkville Advisors Management, LLC. ("Yorkville"). The Company issued 1,000,000 of its common shares to the principals of Cornell and Yorkville soon after signing the financing arrangement in full expectation of performance of promises made by Cornell and Yorkville under the agreements. Subsequently, the Global uncertainty post 9-11 and depressed US stock market conditions contributed to the Company’s decision to delay filing of the required prospectus to implement the Equity Line funding arrangement. A dispute between the Company and Cornell/Yorkville arose over a claim by Cornell/Yorkville for payment of a second tranche of Company common shares which the original agreements contemplated, which agreements were contingent upon certain performance by Cornell and Yorkville. The Company did not believe that the issue of any more shares to Cornell/Yorkville was appropriate given the fact that all parties agree original Equity Line of Credit agreements provide for a financing arrangement that was no longer available.  Consequently, on January 13, 2004, the Company filed a civil complaint in United States District Court for the Southern District of New York against Cornell and Yorkville seeking an order (i) declaring that the Equity Line of Credit Agreement is void and unenforceable, and that accordingly the Company was not required to deliver any additional shares of its common stock to Cornell, (ii) for the return of shares of its common stock the Company has already delivered to Cornell, and (iii) for damages caused by Cornell/Yorkville’s failure to return such shares to the Company and to perform certain services for the Company. Cornell/Yorkville’s filed a counter claim suit against the Company for the payment of the second tranche of shares.

On January 19, 2006 the Company was notified that its motion for summary judgment in the case was denied and Cornell/Yorkville’s motion was upheld. The Company was ordered to pay Cornell/Yorkville $250,000 plus $79,045.36 in accumulated interest. The Company paid this amount on February 6, 2006 and the case is closed.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements for the fiscal year ended 31 July 2004. See website  www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

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Form 52-109F2 Certification of Interim Filings

I, Richard L. McAdoo, President and Chief Executive Officer of Continental Energy Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Continental Energy Corporation (the issuer) for the interim period ending January 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 30, 2006

(signed) ”Richard L. McAdoo”

Name: Richard L. McAdoo

Title: President and Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, James D. Eger, Chief Financial Officer of Continental Energy Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Continental Energy Corporation (the issuer) for the interim period ending January 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 30, 2006

(signed) ”James D. Eger”

Name:     James D. Eger

Title:      Chief Financial Officer

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Quarterly Results

DALLAS – March 31, 2006 – Continental Energy Corporation (OTCBB: CPPXF) announced today that it has released its Interim Quarterly report for the second quarter ended January 31, 2006 of its 2006 fiscal year ending July 31, 2006 and filed the report with securities regulators on SEDAR.

The date of the report is as of March 30th, 2006 and a summary of management's discussion and analysis contained therein follows.

As at January 31, 2006, the Company's interim consolidated financial statements reflect a working capital position of $2,864,435. This represents an increase in the working capital of approximately $2,904,000 compared to the July 31, 2005 working capital deficit of $39,066. The increase was mainly due to the Company selling its Yapen subsidiary and receiving cash proceeds of $3,600,000.  The increase was offset by general and administrative requirements during the period.  The cash balance at January 31, 2006 was $3,314,529 compared to $98,898 as at July 31, 2005, an increase of $3,215,631. During the current quarter, the Company’s cash balance decreased by $295,342.

The Company used $199,716 for operating activities during the six months ended January 31, 2006 compared with $167,749 in the six months ended January 31, 2005.  The current level of spending is consistent with the prior year spending for operations.  During the current quarter, the Company used $127,806 as compared with $69,921 in the same fiscal quarter in the prior year.

The cash resources provided by investing activities during the six months ended January 31, 2006 was $3,367,734 compared with using $27,879 in the six months ended January 31, 2005.  The Company’s property expenditures were reduced to a minimal level until such time as financing is obtained to continue further exploration and development of its Indonesian properties.  The current year amount includes the proceeds from the Yapen sale, net of closing costs in the amount of $3,506,834 as well as equipment purchases of $65,750.  During the current quarter, the Company used $220,537 as compared with $19,076 in the same fiscal quarter in the prior year.

The cash resources provided by financing activities during the six months ended January 31, 2006 was $47,613 compared with $72,639 in the six months ended January 31, 2005.  During the current period the company received proceeds of $60,000 for share issuances compared with $75,000 in the prior period.  During the current quarter, cash resources provided by financing activities were $53,001 as compared with $77,844 in the same fiscal quarter in the prior year.

During the second quarter the Company filed an annual report on its oil and gas activities under a Form-51-101F1 filing with, and as required by, Canadian securities regulators. The report may be downloaded from the SEDAR website.

About Continental Energy Corporation: Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com or contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas 75240.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.